Exhibit 15.1

FOR IMMEDIATE RELEASE

Editorial Contacts:

Joe Greenhalgh, Director, Investor Relations – USA (510) 713-4220

Kristen Onken, Sr. Vice President and Chief Financial Officer – USA (510) 713-4220

Garreth Hayes, Public Relations Manager – Europe +41-(0) 21-863-5111

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Reports Record Q1 Sales and Profitability

Q1 Sales up 22 Percent at $267 Million; Operating Income up 175 Percent at $21.6 Million; Net Income up 231 Percent at $18.9 Million

FREMONT, Calif., July 21, 2004 and ROMANEL-SUR-MORGES, Switzerland, July 22, 2004 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today reported record Q1 sales and profitability, as the Company continued to execute on its growth strategy. For Logitech’s first fiscal quarter, ended June 30, 2004, sales were $267 million, up 22 percent from $218 million for the same quarter one year ago. Gross margin was 34.1 percent – the highest-ever Q1 gross margin for the Company – up from 27.8 percent last year, representing a year-over-year improvement of 629 basis points. Operating income was $21.6 million, up 175 percent from $7.9 million last year. Net income for the quarter was $18.9 million ($.39 per share), up 231 percent from $5.7 million ($ 0.12 per share) in the prior year.

Logitech’s retail sales were up 32 percent from one year ago, reflecting robust performance among the Company’s core product categories, including cordless mice, webcams and gaming peripherals for PCs and consoles. As anticipated, Logitech’s OEM sales weakened during the first quarter, falling 11 percent over the same quarter last year, due to a steep decline in OEM sales of peripherals for gaming consoles. Offsetting part of this decline, OEM sales of computer mice were up by 25 percent over last year.

“We’re pleased with this exceptional Q1 performance,” said Guerrino De Luca, Logitech’s president and chief executive officer. “The very healthy growth in our core product categories – especially cordless and webcams – underscores the substantial opportunity they represent, and validates our market development efforts. We’re also particularly pleased by our gross margin, which exceeded our expectations, and is a strong indicator of the value of our unique combination of premium brand, attractive products and efficient manufacturing, in a market that remains extremely competitive.”

Highlights for Logitech’s first fiscal quarter of 2005 include:

•	Retail sales and unit shipments of cordless mice more than doubled year over year, up by 121 percent and 126 percent, respectively.

•	The Company reached the milestone of shipping more than 50 million cordless peripherals (keyboards, mice and trackballs) since its first introduction of cordless devices.

•	Retail sales and unit shipments of webcams more than doubled year over year, up by 120 percent and 128 percent, respectively.

•	Logitech announced that users of MSN have logged more than one billion video instant messaging sessions using Webcam for MSN Messenger, a feature that Logitech has provided to MSN since March 2003.

•	Retail sales of gaming peripherals for PCs and consoles nearly doubled (up by 99 percent) and unit shipments increased by 107 percent over last year.

•	Logitech received a gold and a silver 2004 Industrial Design Excellence Award (IDEA) from the Industrial Designers Society of America (ISDA).

•	The integration of the Harmony remote control business into Logitech’s ongoing business proceeded on schedule, following the purchase in May 2004 of Intrigue Technologies.

•	During Q1, Logitech repurchased 746,500 of its shares for a total of 43 million Swiss francs ($34 million), as part of the share buyback program approved by the Company’s board of directors on April 8, 2004.

•	Cash flow from operations was $55 million for Q1, up $44 million over the same quarter last year.

For the full Fiscal Year 2005, ending March 31, 2005, the Company reaffirmed its targets for 11 percent growth in revenue and 15 percent growth in operating income, year over year. “Based on strong retail momentum during Q1,” continued Mr. De Luca, “we now expect that for the remainder of the fiscal year, retail sales will grow faster than originally anticipated. Consistent with the Q1 performance, we now also expect OEM sales to decline year over year. The anticipated strength of our retail sales should allow us to accelerate our strategy to invest in marketing, product development and infrastructure to drive future growth, while maintaining our focus on our Fiscal 2005 targets.”

Logitech will hold an earnings teleconference on July 22, 2004 at 8:00 a.m. Eastern Daylight Time/14:00 Central European Time to discuss these results. In addition, a live webcast and replay of the teleconference will be available on the Logitech corporate Web site at www.logitech.com/investors. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

About Logitech

Founded in 1981, Logitech designs, manufactures and markets personal peripherals that enable people to effectively work, play, and communicate in the digital world. Logitech International is a Swiss public company traded on the Swiss Stock Exchange (LOGN) and in the U.S. on the Nasdaq National Market System (LOGI). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

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This press release contains forward-looking statements, including the statements regarding growth strategy execution, revenue and operating income targets for Fiscal Year 2005, core product category opportunity, gross margin indications, retail and OEM FY 2005 sales and investment strategy. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include the timing of new product introductions by Logitech and its competitors and their acceptance by the market, the sales mix of our higher and lower margin retail and OEM products, Logitech’s ability to successfully integrate the products, technology and operations of Intrigue Technologies, Inc., our ability to match production to demand and to coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner, general economic and political conditions, the effect of fluctuations in exchange rates, as well as generally those additional factors set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2004, and subsequent filings, available from the SEC’s Edgar database at www.sec.gov and upon request from Logitech by calling (510) 713-4220. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo and other Logitech marks are owned by Logitech and may be registered. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s Web site at www.logitech.com.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) - Unaudited

CONSOLIDATED STATEMENTS OF INCOME	Quarter Ended June 30
	2004	2003
Net sales	$266,594	$218,192
Cost of goods sold	175,728	157,554

Gross profit	90,866	60,638

% of net sales	34.1%	27.8%

Operating expenses :
Marketing and selling	39,569	28,032
Research and development	16,679	14,595
General and administration	13,042	10,158

Total operating expenses	69,290	52,785

Operating income	21,576	7,853

Interest expense, net	(290)	(249)
Other income (expenses), net	896	(483)

Income before income taxes	22,182	7,121
Provision for income taxes	3,327	1,424

Net income	$18,855	$5,697

Shares used to compute net income per share and ADS:
Basic	44,828	45,743
Diluted	50,295	48,056
Net income per share and ADS:
Basic	$0.42	$0.12
Diluted	$0.39	$0.12

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

CONSOLIDATED BALANCE SHEETS	June 30, 2004	March 31, 2004	June 30, 2003
Current assets
Cash and cash equivalents	$273,976	$294,753	$229,952
Accounts receivable	150,926	206,187	158,493
Inventories	179,884	135,561	125,994
Other current assets	49,360	45,304	47,131

Total current assets	654,146	681,805	561,570
Investments	16,644	16,172	980
Property, plant and equipment	42,068	37,308	39,714
Intangible assets
Goodwill	131,778	108,615	108,615
Other intangible assets	20,744	12,543	16,386
Other assets	3,868	9,473	7,835

Total assets	$869,248	$865,916	$735,100

Current liabilities
Short-term debt	$9,898	$14,129	$9,880
Accounts payable	156,622	143,016	116,722
Accrued liabilities	118,910	113,752	90,243

Total current liabilities	285,430	270,897	216,845
Long-term debt	140,037	137,008	131,835
Other liabilities	910	931	3,552

Total liabilities	426,377	408,836	352,232

Shareholders’ equity	442,871	457,080	382,868

Total liabilities and shareholders’ equity	$869,248	$865,916	$735,100

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

SUPPLEMENTAL FINANCIAL INFORMATION	Quarter Ended June 30
	2004	2003
Depreciation	$5,916	$5,861
Amortization of other acquisition-related intangibles	1,396	1,377
Operating income	21,576	7,853
Operating income before depreciation and amortization	28,888	15,091
Capital expenditures	10,591	6,773

Net sales by channel:
Retail	$223,471	$169,825
OEM	43,123	48,367

Total net sales	$266,594	$218,192

Net sales by product family:
Retail - Cordless	$76,680	$55,357
Retail - Corded	57,569	59,444
Retail - Video	45,895	21,815
Retail - Audio	21,499	19,507
Retail - Gaming	16,249	8,175
Retail - Other	5,579	5,527
OEM	43,123	48,367

Total net sales	$266,594	$218,192

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

HISTORICAL SALES BY CHANNEL AND PRODUCT FAMILY	Quarter Ended				Year Ended
	June 30 2003	September 30 2003	December 31 2003	March 31 2004	March 31 2004
Net sales by channel:
Retail	$169,825	$234,478	$333,997	$281,990	$1,020,290
OEM	48,367	59,115	75,560	65,138	248,180

Total net sales	$218,192	$293,593	$409,557	$347,128	$1,268,470

Net sales by product family:
Retail - Cordless	$55,357	$73,091	$113,106	$99,528	$341,082
Retail - Corded	59,444	77,034	82,573	75,778	294,829
Retail - Video	21,815	36,607	53,600	54,396	166,418
Retail - Audio	19,507	28,224	42,937	27,973	118,641
Retail - Gaming	8,175	16,261	36,233	22,203	82,872
Retail - Other	5,527	3,261	5,548	2,112	16,448
OEM	48,367	59,115	75,560	65,138	248,180

Total net sales	$218,192	$293,593	$409,557	$347,128	$1,268,470